Exhibit 12.1

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2015	2014	2013	2012	2011

Earnings:
Income (loss) before provision for (benefit from) income taxes	$(226)	$861	$157	$(299)	$(306)
Interest expense	715	734	920	1,075	1,285
Implicit interest in rents	13	10	10	12	12
Total earnings	$502	$1,605	$1,087	$788	$991
Fixed charges:
Interest expense	$715	$734	$920	$1,075	$1,285
Implicit interest in rents	13	10	10	12	12
Total fixed charges	$728	$744	$930	$1,087	$1,297
Ratio of earnings to fixed charges	*	2.16	1.17	*	*

*	Earnings did not cover total fixed charges by $226 million in 2015, $299 million in 2012, and $306 million in 2011.